2nd Amended and Restated Appendix A

TO OPERATING EXPENSES LIMITATION AGREEMENT

Fund	Operating Expense Limit	Effective Date
Aristotle/Saul Global Opportunities Fund – Class I	1.10%	4/1/2014
Aristotle International Equity Fund – Class I	1.10%	3/31/2014
Aristotle Value Equity Fund – Class I	0.85%	__/__/____

Agreed and accepted this _____day of _______________, 2015.
INVESTMENT MANAGERS SERIES TRUST	ARISTOTLE CAPITAL MANAGEMENT, LLC

By:	By:

Print Name:	Print Name:

Title:	Title: